1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

February 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Mr. John M. Ganley

Re:	KKR Credit Opportunities Portfolio (File Nos. 333-233709 and 811-23474)

Dear Mr. Ganley:

This letter responds to comments that you conveyed to me via telephone on February 14, 2020, in connection with your review of Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (the “Registration Statement”) for KKR Credit Opportunities Portfolio (the “Fund”), filed with the Securities and Exchange Commission (“SEC”) on December 16, 2019. The comments of the SEC staff (the “Staff”), followed by the Fund’s responses, are set forth below. The Fund intends to file Pre-Effective Amendment No. 2 to the Registration Statement (“Pre-Effective Amendment No. 2”), which will reflect the responses below, contemporaneously with this letter. Capitalized terms not defined herein have the meanings provided in the Registration Statement.

PROSPECTUS

1.

Comment: To the extent that the Fund expects to invest in other investment companies, please confirm that the Summary of Fees and Expenses in the Prospectus will disclose estimated acquired fund fees and expenses, if applicable.

Response: The Fund confirms that the acquired fund fees and expenses attributable to its investments in other investment companies, if any, are not expected to exceed 0.01% of the Fund’s average daily net assets. Accordingly, the Fund has not included acquired fund fees and expenses as a line item in the Summary of Fees and Expenses, in accordance with Instruction 10 to Item 3 of Form N-2.

2.	Comment: Please supplementally describe the Fund’s method for calculating its offering costs. Please cite to the relevant accounting literature supporting this decision.

Response: As described in the notes to the Fund’s seed financial statements, which are included in Pre-Effective Amendment No. 2, the Fund’s offering costs include registration fees and legal fees regarding the preparation of the Fund’s initial registration statement. Offering costs are accounted for as deferred costs until operations begin. Offering costs are then amortized over the first twelve months of operations on a straight-line basis.[1]

3.

Comment: The third paragraph under “Investment Strategies” states that the Fund will invest substantially all of its assets in the Opportunistic Credit Strategy during an initial ramp period. Please provide an estimate of the expected duration of the initial ramp period.

Response: As set forth in the paragraph cited by the Staff, investments in the Private Credit Strategy will be contingent upon the Fund first achieving sufficient scale to acquire such positions and that there can be no assurance that the Fund will ever raise sufficient assets to invest in the Private Credit Strategy. The Fund has revised the disclosure to indicate that the initial ramp period is expected to last for approximately 6-18 months following the Fund’s commencement of operations.

[1]

See ASC 946-20-25-6 (Offering costs of open-end investment companies and of closed-end funds with a continuous offering period shall be recognized as a deferred charge); ASC 946-20-35-5 (Offering costs recognized as a deferred charge under paragraph 946-20-25-6 shall be amortized to expense over 12 months on a straight-line basis when operations begin).

4.

Comment: Please confirm whether the Composite described in the Supplemental Performance Information of Related Funds and Accounts reflects the same allocation between the Opportunistic Credit Strategy and the Private Credit Strategy as the Fund is expected to have.

Response: The Accounts comprising the Composite invest only in the Opportunistic Credit Strategy. Thus, they are consistent with the Fund’s anticipated strategy at inception. The Fund notes that the accompanying disclosure in the Prospectus currently states that, “following an initial ramp period, the Fund expects to invest 20%-30% of its Managed Assets in the Private Credit Strategy, which will consist of investments that differ from those made by the Accounts.” As noted in response to Comment 2 above, it is currently uncertain if the Fund will ultimately invest in the Private Credit Strategy, and as such, the Fund believes that the Composite is substantially similar to the investments that will be made by the Fund during the early periods of the Fund’s investment operations. As the Fund’s investment mix shifts over time, the Fund will consider the appropriateness of including the Composite in future updates to the Fund’s prospectus.

*    *    *

Should you have any questions or comments, please contact me at 202.261.3386.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

Cc:	Ken Young, Dechert LLP

Daniel O’Neill, KKR

Jason Carss, KKR

Noah Greenhill, KKR